U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                           FORM 12b-25
                   NOTIFICATION OF LATE FILING



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

 [ X ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K    [  ] Form 10-Q    [  ] Form N-SAR


For the Period Ended: December 31, 1998

[  ] Transition Report on Form 10-K     [  ] Transition Report on Form 10-Q

[  ] Transition Report on Form 20-F     [  ] Transition Report on Form N-SAR

[  ] Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any Information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the Notification relates:

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant:        Aviation Industries Corp.

Former Name, if Applicable:

Address of Principal Executive Office (Street and Number):
              888 E. Las Olas Blvd., Suite 700

City, State and Zip Code
              Ft. Lauderdale, FL 33301

               PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[  ]        (a)                The reasons described in
            reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[  ]        (b)                The subject annual report or semi-
            annual report, transition report on Form 10-K, Form
            20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
            Quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ]       (c)                The accountant's statement or
            other exhibit required by Rule 12b-25(c) has been attached if applicable)

                      PART III - NARRATIVE

The registrant, during the year ended December 31, 1998, discovered a number of inconsistencies in previous financial statements, and has been working to correct them. The registrant had purchased a company called CITA Americas, and then sold it shortly thereafter. This purchase had been treated as an investment in the registrant's books, but needs to be accounted for as a purchase. The Registrant is in the process of gathering the necessary information to accomplish this restatement.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          Daniel G. Chapman, Esq.      (702) 732-2253

(2) Have all or other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                     [X] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     [X] Yes  [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See explanation below:



Aviation Industries Corp.

Has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4/1/99                By: William Forhan

                            Name and Title William Forhan,
President and CEO